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                                                                      EXHIBIT 8

                                                             [TRANSCANADA LOGO]

TRANSCANADA CORPORATION - FIRST QUARTER 2004

QUARTERLY REPORT TO SHAREHOLDERS

Media Inquiries:              Hejdi Feick/Kurt Kadatz            (403) 920-7859
Analyst Inquiries:            David Moneta/Debbie Stein          (403) 920-7911

                   TransCanada delivers steady operating and
                            financial performance

CALGARY, Alberta - April 23, 2004 - (TSX: TRP) (NYSE: TRP)

FIRST QUARTER 2004 FINANCIAL HIGHLIGHTS

(All financial figures are in Canadian dollars unless noted otherwise)

     o   Net income $214 million or $0.44 per share

     o   Funds generated from operations $423 million

     o Board declares $0.29 per share dividend on the company's common shares; the 162nd consecutive quarterly dividend paid by TransCanada and its subsidiary

     o TransCanada Chairman, Dick Haskayne, and Chief Executive Officer, Hal Kvisle, to address shareholders at Annual and Special Meeting in Calgary today

TransCanada Corporation today announced net income for the first quarter 2004 of $214 million or $0.44 per share compared to $208 million or $0.43 per share for the first quarter 2003. The increase of $6 million or $0.01 per share was primarily due to lower net expenses in the Corporate segment partially offset by lower net earnings from the Gas Transmission business. The decrease in net expenses in the Corporate segment relates primarily to income tax refunds received in first quarter 2004. Funds generated from operations for the first quarter 2004 were $423 million compared to $457 million for the same period last year.
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"TransCanada continues to deliver steady operating and financial performance underpinned by our focus on operational excellence and a strong balance sheet," said Hal Kvisle, TransCanada's chief executive officer. "Over the course of the year, however, TransCanada faces some uncertainty around earnings from our Alberta System and Canadian Mainline as we await the outcome of regulatory hearings at the Alberta Energy and Utilities Board and the National Energy Board respectively.

"Over the longer term, our core businesses of natural gas transmission and power services remain strong, with increasing North American demand for energy supporting their growth. We continue to evaluate and act on opportunities to grow these businesses consistent with our corporate strategy and our commitment to long-term value creation, balanced against our objective of maintaining our strong financial position.

"Our announcement in the first quarter of an agreement to acquire Gas Transmission Northwest (pending bankruptcy court approval), and our reaffirmation of our intention to play a leadership role in developing the Alaskan and Canadian portions of an Alaska Highway Pipeline project are evidence of our ongoing efforts to fulfill that commitment," said Mr. Kvisle.

ANNUAL MEETING OF SHAREHOLDERS AND TELECONFERENCE

TransCanada will hold its Annual and Special Meeting of Shareholders beginning today at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting will take place at the Hyatt Regency Hotel (700 Centre St. S.E.) in Calgary, Alberta. A live audio Web cast of the meeting will be available on TransCanada's Web site at www.transcanada.com beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting Web cast will be archived and available for replay.

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the first quarter 2004 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-387-6216 or 416-405-9328 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, April 30, 2004, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 3036277.
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The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media unable to attend the Annual and Special Meeting of Shareholders will immediately follow. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

ABOUT TRANSCANADA

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of wholly owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power generation - an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

                     FIRST QUARTER 2004 FINANCIAL HIGHLIGHTS
                                   (unaudited)

OPERATING RESULTS                                                          Three months ended March 31
(millions of dollars)                                                        2004              2003
-----------------------------------------------------------------------    ----------        ---------
REVENUES                                                                       1,233             1,336

NET INCOME                                                                       214               208

CASH FLOWS
  Funds generated from operations                                                423               457
  Capital expenditures                                                           101                76
  Acquisitions, net of cash acquired                                               -               409

                                                                           Three months ended March 31
COMMON SHARE STATISTICS                                                      2004              2003
-----------------------------------------------------------------------    ----------        ---------
NET INCOME PER SHARE - BASIC AND DILUTED                                        $0.44             $0.43

DIVIDENDS DECLARED PER SHARE                                                    $0.29             $0.27

COMMON SHARES OUTSTANDING (millions)
  Average for the period                                                        483.4             480.1
  End of period                                                                 483.9             480.5